FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer



                    Pursuant to Rule 13a - 16 or 15d - 16 of

                       the Securities Exchange Act of 1934


                          For the month of October 2007

                                 05 October 2007


                       BRITISH SKY BROADCASTING GROUP PLC
                              (Name of Registrant)


                Grant Way, Isleworth, Middlesex, TW7 5QD England
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                    Form 20-F X            Form 40-F


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934


                    Yes                    No X



If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

                                 EXHIBIT INDEX

                                    Exhibit


EXHIBIT NO.1    Press release of British Sky  Broadcasting  Group plc
                announcing 'Holding(s) in Company' released on 05 October 2007



TR-1: notification of major interests in shares


1. Identity of the issuer or the underlying               British Sky Broadcasting Group Plc
issuer of existing shares to which voting rights
are attached:

2. Reason for notification (yes/no)
---------------------------------------------------------------------------------------
An acquisition or disposal of voting rights               Yes
---------------------------------------------------------------------------------------
An acquisition or disposal of financial instruments
which may result in the acquisition of shares already
issued to which voting rights are attached
---------------------------------------------------------------------------------------
An event changing the breakdown of voting rights
---------------------------------------------------------------------------------------
Other (please specify):______________
---------------------------------------------------------------------------------------

3. Full name of person(s) subject to the                  Legal & General Group Plc (L&G)
notification obligation:

4. Full name of shareholder(s) (if different              n/a
from 3.):

5. Date of the transaction (and date on which             01/10/2007
the threshold is crossed or reached if
different):

6. Date on which issuer notified:                         04/10/2007

7. Threshold(s) that is/are crossed or reached:           Above 3%(L&G)

8. Notified details:

A: Voting rights attached to shares
Class/     Situation          Resulting situation after the triggering transaction
type of    previous to the
shares     Triggering
           transaction
if
possible   Number Number of   Number of     Number of voting       % of voting
using      of     Voting      shares        rights                 rights
the ISIN   Shares Rights
CODE                          Direct        Direct     Indirect    Direct  Indirect

Ord 50p      BELOW 3 %        53,183,483    53,183,483             3.03

B: Financial Instruments
Resulting situation after the triggering transaction
Type of     Expiration  Exercise/     Number of voting rights that may   % of
financial   date        Conversion    be acquired if the instrument is   voting
instrument              Period/ Date  exercised/ converted.              rights


Total (A+B)
Number of voting rights                   % of voting rights
53,183,483                                3.03

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Legal & General Group Plc (Direct and Indirect) (Group)

Legal & General Investment Management (Holdings) Limited (LGIMH) (Direct and Indirect)

Legal & General Investment Management Limited (Indirect)(LGIM)

       Legal & General Group Plc (Direct) (L&G) (53,183,483 - 3.03% = LGAS, LGPL & PMC)

Legal & General Investment Management           Legal & General Insurance Holdings Limited
(Holdings) Limited (Direct) (LGIMHD)            (Direct) (LGIH)

Legal & General Assurance (Pensions Management) Legal & General Assurance Society Limited
Limited (PMC)                                   (LGAS & LGPL)

                                                Legal & General Pensions Limited (Direct)
                                                (LGPL)

Proxy Voting:

10. Name of the proxy holder:                                               N/A

11. Number of voting rights proxy holder will cease to hold:                N/A

12. Date on which proxy holder will cease to hold voting rights:            N/A

13. Additional
    information:  Notification using the total voting rights figure of 1,752,842,599

                  Please note this notification has been delayed due to the large number of disclosures required following a substantial amount of new business which has come to us in the form of an in-specie transfer.

14. Contact name:  Helen Lewis (LGIM)

15. Contact telephone number:  020 3124 3851




                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         BRITISH SKY BROADCASTING GROUP PLC


Date: 05 October 2007                    By: /s/ Dave Gormley
                                             Dave Gormley
                                             Company Secretary